October 25, 2006

Jennifer Hardy, Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Tasker Products Corp.
  Amendment No. 3 to Registration Statement on Form S-1
  filed October 13, 2006
  File No. 333-133549

Ladies and Gentlemen:

        We have received the Staff's letter dated October 24, 2006 containing comments with respect to the above-referenced filing. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing an Amendment No. 4 to the Registration Statement on Form S-1 (the "Registration Statement"). Unless otherwise indicated, page references in the responses below are to the preliminary prospectus, forming a part of the Registration Statement (the "prospectus"). Capitalized terms used but not defined in this letter have the meanings given to them in such prospectus.

Amendment No. 3 to Registration Statement on Form S-1

        1.    We note your response to comment 1 from our letter dated September 22, 2006 and we have the following comments:

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  With respect to your response to comment 49 from our letter dated May 24, 2006, it does not appear that you have revised the third paragraph on page 65 to identify as underwriters the two selling stockholders you have identified in your response as broker-dealers, Harbourview Investments and Provco Ventures Group. Please revise accordingly.

  •
  With respect to your response to comment 29 from our letter dated July 24, 2006, it appears that you have identified two selling stockholders as broker-dealers. These two selling stockholders should be identified as underwriters in your prospectus. Please revise accordingly.

Response

        Reference is made to our updated disclosure on page 68 of the prospectus. As of the time of our response to the Staff's comment letter on October 16, 2006, we did not have responsive information from Harbourview Investments or Provco Ventures Group with respect to their status as broker-dealers. Subsequent to October 16, 2006, we have been informed that neither Harbourview Investments nor Provco Ventures Group is a broker-dealer, and we have updated our disclosure accordingly.

Critical Accounting Policies and Estimates, page 19

        2.    We note your response to prior comments 4 and 5 of our letter dated September 22, 2006. Please amend your filings to address the following:

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  On page 21, you state that the market capitalization exceeded the carrying value by $15.0 million at December 31, 2005. However, based on your disclosure that the market capitalization was $65 million and the carrying value was $65.5 million, it appears that at December 31, 2005, your market capitalization approximated your carrying value. Please revise.

  •
  On page 22, please revise your disclosures to clarify that the sensitivity analysis represents a +/- 5% change per projected year in earnings before taxes.

  •
  Please also include on page 22 a sensitivity analysis showing the effect of a 1% change in the terminal growth rate.

Response

        Reference is made to the revised disclosure in the third full paragraph on page 21, the third full paragraph and fourth full paragraph on page 22 and the second to last full paragraph and last paragraph on page 23 of the prospectus.

Liquidity and Capital Resources, page 35

        3.    We have reviewed your response to our prior comment 9 of our letter dated September 22, 2006. We note that (1) your net cash used in operating activities is approximately $5.2 million for the six months ended June 30, 2006 and (2) you have forecasted your expenses to continue to grow for the remaining six months of 2006 and 2007, based on your forecasts provided to us. As such, please revise your disclosures to explain the basis for your assumptions underlying your determination that you will only need approximately $3 to 5 million to support your operations and meet your obligations over the next twelve months.

Response

        Reference is made to the revised disclosure in the carryover paragraph on pages 1-2, the third full paragraph on page 5 and the second full paragraph on page 21 of the prospectus.

        Additionally, we inform the Staff that if we add the $3 to $5 million of additional funding that we expect to secure through the private issuance of debt and/or equity to the approximately $4.1 million of cash and marketable securities on hand as of June 30, 2006 the total cash of $7.1 million to $9.1 million appears to be sufficient to cover the cash requirements of $4.9 million for the projected expenses of the second half in 2006 and the twelve months in 2007. Furthermore, we believe that the $5.2 million of cash used in operating activities for the first six months of 2006 is not a useful indicator for expenses in the second six months of 2006 since this amount includes several items that will not occur again in the second half of 2006 and in 2007. For example, the $5.2 million includes payments that are specific to the six months and not expected to occur in the succeeding periods including, but not limited to the following: approximately $224,000 in employee severance payments, approximately $225,000 of consulting payments to four different consultants whose services were terminated, approximately $277,000 of payments for professional services related to the IRL acquisition, approximately $249,000 in payments related to the settlement of future minimum purchase commitments of close call bottles, approximately $271,000 related to purchases of close call bottles that we do not plan to continue purchasing and approximately $75,000 in payments for legal settlements (Dallas Square and BOC as discussed under the caption "Legal Proceedings" in the prospectus). Based on the above we believe that our disclosures as revised are adequate.

12. Acquisition of pHarlo Assets, page F-30

        4.    We note that one of the factors that gave rise to the recognition of goodwill on the acquisition of pHarlo was the right of first refusal you obtained to purchase any other utility patent applications that may be developed by Phitex based on the pHarlo technology. Please explain, in detail, how you determined that this contractual right represents goodwill, rather than an intangible asset, based on paragraph 39 of SFAS 141. Please also provide us with the significant terms of the right of first refusal, including any limitations such as an expiration date.

Response

        Reference is made to the revised disclosure in the last full paragraph on page F-31 of the prospectus.

        Although we believe the right of first refusal has value, its value is in relation to the goodwill arising from our purchase. This right of first refusal allows us to protect that goodwill should an as-yet-to-be-developed utility patent application be made available based on the technology we acquired. Any incremental value associated with that right will be recognized if we exercise the right and purchase any additional utility patents for an additional fee at the then market value.

        The terms of the right of the first refusal are part of the "Patent and Technology Sub-license Agreement" of two patents with lives of approximately 9.5 and 13 years and are as follows:

        "Tasker has been granted the right, within fifteen (15) calendar days after receipt of any notice indicating that the Licensor wishes to enter into a Third Party Transaction ("Licensor's Notice"), to elect to enter into a transaction with Licensor for the same consideration and on the terms set forth in the Licensor's Notice. If Tasker does not elect to enter into a transaction with Licensor on the terms of Licensor's Notice within fifteen (15) calendar days after Tasker's receipt of such Licensor's Notice, Licensor may enter into the Third Party Transaction with the applicable third party free of the rights of first refusal set forth in the agreement within ninety (90) calendar days after the expiration of the 15-day period, on terms no more favorable to the third party licensee than those described in the Licensor's Notice. In the event that the Third Party Transaction is not consummated within such 90-day period, any subsequent attempt to enter into such a transaction shall be subject again to the right of first refusal."

        As a result of the limited time frame and scope of the right of first refusal, the lack of any financial benefit to us in the form of a discount or similar mechanism, and its greater value as protection of our goodwill, we believe that we have properly accounted for any value related to the right as part of our goodwill and not as a separate identifiable intangible asset.

Unaudited Pro Forma Combined Condensed Statement of Operations, page F-69

        5.    We have reviewed your pro forma disclosures in response to our prior comment 2 of our letter dated September 22, 2006 and note the following:

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  Revise the date of the selling companies column to June 30, 2006.

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  It appears that pro forma adjustment note (a) relates to adjustment (b) and vice versa. Please revise.

Response

        Reference is made to the revised disclosure on page F-70 of the prospectus.

        We hope you will find this letter responsive to your comments. If you have any questions regarding these responses, please contact Joseph H. Schmitt of Sonnenschein Nath & Rosenthal LLP at (212) 768-6983 or, in his absence, Sharon Mauer of the same firm at (212) 398-8328.

Very truly yours,
/s/ Stathis Kouninis Stathis Kouninis Chief Financial Officer
cc:
Andrew Schoeffler, Staff Attorney
Ryan Rohn, Staff Accountant
Nili Shah, Accounting Branch Chief